UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to______________
Commission File No. 001-09318
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FRANKLIN TEMPLETON PROFIT SHARING 401(k) PLAN
B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
FRANKLIN RESOURCES, INC. One Franklin Parkway San Mateo, California 94403

Franklin Templeton Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedules

As of September 30, 2005 and 2004 and

for the year ended September 30, 2005

Table of Contents

Report of Independent Registered Public Accounting Firm	3
Audited Financial Statements	4
Statements of Net Assets Available for Benefits as of September 30, 2005 and 2004	4
Statement of Changes in Net Assets Available for Benefits For the Year Ended September 30, 2005	5
Notes to Financial Statements	6 – 13
Supplemental Schedule:	14
Schedule H, Item 4i – Schedule of Assets (Held at End of Year) as of September 30, 2005
Signatures	15
Exhibit Index	16
Exhibit 23.1 – Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Note: Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not applicable under the Franklin Templeton Profit Sharing 401(k) Plan and have been omitted.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Franklin Templeton Profit Sharing 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Franklin Templeton Profit Sharing 401(k) Plan (the “Plan”) at September 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Schedule H, item 4i – Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

March 29, 2006

3

Franklin Templeton Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

As of September 30, 2005 and 2004

	September 30,
	2005	2004
Assets:
Investments	$528,856,260	$422,826,929
Employer contributions receivable	12,608,067	6,282,978
Net assets available for benefits	541,464,327	429,109,907

The accompanying notes are an integral part of these financial statements.

4

Franklin Templeton Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended September 30, 2005

Additions
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of assets (Note 3)	$90,100,157
Dividends	6,347,918
Interest	489,080
Participant loan interest	523,041
97,460,196
Contributions
Participant	22,429,748
Rollover	7,252,284
Employer	18,014,275
47,696,307
Total additions	145,156,503

Deductions
Benefits paid to participants	(32,802,083)

Net increase	112,354,420
Net assets available for benefits:
Beginning of year	429,109,907
End of year	$541,464,327

The accompanying notes are an integral part of these financial statements.

5

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

September 30, 2005 and 2004

1.	Description of the Plan

General

The Franklin Templeton Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Franklin Resources, Inc. (the “Company”) and its U. S. subsidiaries who meet certain minimum age and employment requirements. The Plan has two features: a profit sharing feature and a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Board of Directors of the Company has appointed an administrative committee (the “Administrative Committee”) and an investment committee with certain authority to manage the policy, design, administration and investments of the Plan. The Administrative Committee, consisting of at least 5 members appointed by the Board of Directors of the Company, is the administrator of the Plan. In the absence of the Administrative Committee for any reason, the Company shall be the administrator of the Plan.

Franklin Templeton Bank & Trust, F.S.B. was the trustee of the Plan through the year ended September 30, 2005. Effective December 1, 2005, Nationwide Trust Company, F.S.B. was appointed plan trustee (see Note 9 – Subsequent Events).

The Company acquired Fiduciary Trust Company International, which sponsored a qualified retirement plan known as the Profit Sharing, Savings and Employee Stock Ownership Plan of Fiduciary Trust Company International (“TRIO Plan”). The Company approved and adopted the merger and accepted the assets of the TRIO Plan into the Plan effective May 1, 2003.

The Company acquired Darby Overseas Investments, Ltd. which sponsored a qualified retirement plan known as the Darby Overseas Investments, Ltd. 401(k) Plan (the “Darby Plan”). The Company approved and adopted the merger and accepted the assets of the Darby Plan into the Plan effective January 1, 2004.

Participant-directed Contributions

Pursuant to the 401(k) feature of the Plan, each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and subject to Internal Revenue Code limitations. Participants age 50 or older may elect to make catch-up contributions. The Company makes a matching contribution with respect to 50% of the first 6% of compensation deferred by participants. Employee contributions, catch-up contributions and matching contributions are participant-directed contributions.

6

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

September 30, 2005 and 2004

Non-participant-directed Contributions

Pursuant to the profit sharing feature of the Plan, non-participant-directed contributions are made at the discretion of the Company. To be eligible for profit sharing contribution by the Company, a participant must be employed on September 30 and have worked 1,000 hours (as defined in the Plan document) during the Plan’s fiscal year.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) the Plan earnings. Allocations are based on participant compensation or account balances, as described in the Plan document. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their deferral contributions plus actual earnings thereon. Participants vest in the Company’s matching and profit sharing contribution portion of their accounts plus actual earnings thereon based on their years of continuous service. A participant is 100% vested after five years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions and matching contributions in 1% increments in any of the following investment options as of September 30, 2005:

•

Franklin Aggressive Growth Fund – Seeks capital appreciation by investing substantially in equity securities of companies of any size that demonstrates accelerating growth, increasing profitability, above-average growth or above-average growth potential when compared to the overall economy.

•

Franklin Blue Chip Fund – Seeks long-term capital appreciation by investing substantially in equity securities of high-quality, blue chip companies located in the U.S. with market capitalizations of $1 billion or more.

•	Franklin Cash Reserves Fund – To provide investors with a high level of current income as is consistent with the preservation of shareholders’ capital and liquidity.

•	Franklin Capital Growth Fund – Seeks capital appreciation, with a secondary goal of current income, by investing primarily in stocks of leading businesses with strong growth prospects.

7

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

September 30, 2005 and 2004

•

Franklin Growth Fund – Seeks capital appreciation by investing substantially in common stocks of companies that are leaders in their industries, and which the managers believe are suitable for a buy-and-hold strategy.

•	Franklin Income Fund – Seeks to maximize income, while maintaining prospects for capital appreciation, by investing in a diversified portfolio of bonds and dividend-paying stocks.

•	Franklin Rising Dividends Fund – Seeks long-term capital appreciation by investing at least 80% of its net assets in companies that have paid consistently rising dividends.

•

Franklin Small-Mid Cap Growth Fund – Seeks long-term capital growth by investing at least 80% of its net assets in equity securities of small- and medium-sized companies with market capitalization values of less than $8.5 billion.

•

Franklin Small Cap Value Fund – Seeks long-term total return by investing at least 80% of its net assets in securities of smaller companies (market capitalizations under $2.5 billion at the time of purchase) that the fund’s managers believe are undervalued.

•

Franklin U.S. Government Securities Fund – Seeks to provide high, current monthly income with a high degree of credit safety from a conservatively managed portfolio of U.S. government securities. Since, 1983, the fund has invested primarily in Government National Mortgage Association securities, or Ginnie Maes. These securities carry a guarantee backed by the full faith and credit of the U.S. government as to timely payment of interest and principal.

•

Mutual Discovery Fund – Seeks capital appreciation by focusing mainly on undervalued equity securities and to a lesser extent, distressed securities and merger arbitrage opportunities of companies from around the world.

•

Mutual European Fund – Seeks capital appreciation, with income as a secondary goal, by investing at least 80% of its net assets in undervalued equity securities and distressed securities and merger arbitrage opportunities of European companies.

•

Mutual Beacon Fund – Seeks capital appreciation, with income as a secondary goal, by focusing mainly on undervalued equity securities and to a lesser extent, distressed securities and arbitrage opportunities.

•	Templeton Developing Markets Trust – Seeks long-term capital growth by investing at least 80% of its net assets in securities of developing- or emerging-market issuers.

•	Templeton Foreign Fund – Seeks long-term capital growth by investing primarily in equity securities of companies outside the United States, including emerging markets.

8

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

September 30, 2005 and 2004

•	Templeton Global Smaller Companies Fund – Seeks long-term growth by investing at least 80% of its net assets in securities of smaller companies throughout the world, including emerging markets.

•	Templeton Growth Fund, Inc. – Seeks long-term capital growth by investing mainly in equity securities of companies of any nation, including emerging markets.

•	Templeton World Fund– Seeks long-term capital growth by investing primarily in the equity securities of companies of any nation, including emerging markets.

Participants may make investment allocation changes daily including via internet access to their personal account.

Loans to Participants

Participants with a vested balance of at least $2,000 may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants are allowed two loans at a time, one general purpose and one residential loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Interest rates range from 5.00% to 10.50% with maturity dates ranging from October 2005 through October 2019. Principal and interest is paid through semi-monthly payroll deductions.

Payment of Benefits

On termination of service or attainment of age 70½, a participant may receive the value of the vested interest in his or her account as (with limited exceptions) a lump-sum distribution in cash or property or as a rollover to another qualified plan. Participants may be entitled to receive pre-retirement distributions from their fully vested accounts upon reaching age 59½. However, this distribution is not in addition to their other benefits and will, therefore, reduce the value of benefits received at retirement.

Forfeitures

Forfeitures of Company profit sharing contributions are reallocated to remaining active participants at the end of the Plan’s fiscal year. Forfeitures of Company matching contributions are used to offset Company matching contributions for the Plan’s fiscal year. At September 30, 2005 and 2004, anticipated Company matching contributions were reduced by $163,741 and $284,500, respectively.

2.	Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies followed by the Plan:

9

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

September 30, 2005 and 2004

Basis of Accounting

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in the shares of Franklin Templeton mutual funds are stated at fair value based on quoted market prices which represent the net asset value per share held by the Plan at the end of the Plan’s fiscal year. The investment in the common stock, par value $0.10 per share, of Franklin Resources, Inc. is stated at fair value based on its quoted market price. Participant loans are valued at cost which approximates fair value.

Security transactions are recorded on a trade-date basis. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost.

Net appreciation (depreciation) in fair value of Plan investments consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for a number of investment options in a combination of stock and mutual funds whose investment objectives vary and whose underlying investment securities range from fixed income to equity. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the concentration of credit risk in the Company’s common stock, and the level of uncertainty related to changes in the value of these investment securities, it is at least reasonably possible that changes in market value of these securities in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

10

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

September 30, 2005 and 2004

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	September 30,
Participant-Directed	2005	2004
Franklin Cash Reserves Fund
27,577,727 & 24,216,556 shares, respectively	$27,577,727	$24,216,556
Franklin Income Fund
6,899,832 & 5,608,811 shares, respectively	$17,180,581	$13,517,235
Templeton Growth Fund
1,409,142 & 1,250,158 shares, respectively	$34,312,619	$26,978,419
Mutual Discovery Fund
900,823 & 795,438 shares, respectively	$24,250,143	$17,539,410
Templeton Developing Markets Trust
1,245,375 & 1,152,738 shares, respectively	$27,672,242	$18,605,196
Non-Participant-Directed
Franklin Cash Reserves Fund
3,322,557 & 736,843 shares, respectively	$3,322,557	$736,843
Franklin Income Fund
4,419,809 & 4,126,915 shares, respectively	$11,005,326	$9,945,867
Templeton Growth Fund
341,377 & 322,353 shares, respectively	$8,312,545	$6,956,382
Franklin Resources, Inc. Common Stock
1,183,996 & 1,343,465 shares, respectively	$99,408,421	$74,911,659
Mutual Discovery Fund
130,592 & 127,423 shares, respectively	$3,515,545	$2,809,695
Templeton Developing Markets Trust
155,680 & 152,939 shares, respectively	$3,459,223	$2,468,445

During the year ended September 30, 2005, the Plan’s investments appreciated in value (including gains and losses on investments bought and sold, as well as held for the entire year) by $90,100,157 as follows:

Mutual funds	$37,026,311
Franklin Resources, Inc. common stock	53,073,846
Net appreciation in fair value of investments	$90,100,157

11

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

September 30, 2005 and 2004

4.	Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments in the profit sharing feature of the Plan is as follows:

	September 30,
	2005	2004
Net assets
Mutual funds	$113,224,573	$101,582,691
Cash	3,322,557	736,843
Franklin Resources, Inc. common stock	99,408,421	74,911,659
Contributions receivable	11,000,000	5,000,000
	$226,955,551	$182,231,193

For the Year Ended September 30,	2005
Changes in net assets
Employer contributions	$11,000,894
Benefits paid to participants	(11,163,502)
Transfer to participant-directed investments	(8,322,394)
Net appreciation	53,073,845
Loan interest	21,123
Loan principal payments	114,392
$44,724,358

5.	Tax Status

The Plan obtained its latest determination letter on December 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended in accordance with the request in the determination letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Department of Labor is reviewing administration of the Plan.

6.	Management and Trustee’s Fees

All administrative and operating expenses of the Plan are paid by the Company or the Plan, as provided in the Plan document.

12

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

September 30, 2005 and 2004

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Parties-in-Interest

Administration and recordkeeping services were provided by Franklin Templeton Investor Services, LLC, an indirect wholly-owned subsidiary of the Company.

Plan assets are invested in certain mutual funds which are managed and provided with various services by wholly-owned subsidiaries of the Company, including trust services by Franklin Templeton Bank & Trust, F.S.B. Therefore, these investments qualify as party-in-interest transactions. As investment manager, certain subsidiaries of the Company earn annual management fees ranging from 0.41% to 1.25% of the amounts invested in the funds.

9.	Subsequent Events

Effective December 1, 2005, Nationwide Trust Company, F.S.B. became the Plan trustee and The 401(k) Company will provide administration and recordkeeping services for the Plan. In addition, the following changes became effective December 1, 2005: the profit sharing contributions are now participant-directed contributions; participants may now direct the investment of their employee contributions, matching contributions and profit sharing contributions into and out of the Company’s common stock.

13

Franklin Templeton Profit Sharing 401(k) Plan

Schedule H, Item 4i – Schedule of Assets (Held at End of Year)

as of September 30, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Value
*	Franklin Aggressive Growth Fund	Mutual Fund	17,242,038	20,897,441
*	Franklin Blue Chip Fund	Mutual Fund	7,182,040	8,455,102
*	Franklin Capital Growth Fund	Mutual Fund	8,745,549	9,234,326
*	Franklin Cash Reserves Fund	Mutual Fund	29,255,019	29,236,079
*	Franklin DynaTech Fund	Mutual Fund	1,822,855	4,856,415
*	Franklin Equity Income Fund	Mutual Fund	1,936,398	2,760,565
*	Franklin Flex Cap Growth Fund	Mutual Fund	1,379,100	3,283,744
*	Franklin Gold and Precious Metals Fund	Mutual Fund	2,108,281	3,985,417
*	Franklin Growth Fund	Mutual Fund	18,276,537	22,731,845
*	Franklin Limited Maturity U.S. Government Securities Fund	Mutual Fund	5,654,359	5,455,848
*	Franklin Income Fund	Mutual Fund	26,245,548	28,185,907
*	Franklin Institutional High Yield Fixed Income Fund	Mutual Fund	5,668,634	9,035,803
*	Franklin Managed Trust Rising Dividends Fund	Mutual Fund	2,718,883	4,987,226
*	Franklin Rising Dividends Fund	Mutual Fund	12,852,502	15,246,889
*	Franklin Small Cap Growth Fund II	Mutual Fund	1,314,145	1,964,885
*	Franklin Small Cap Value Fund	Mutual Fund	5,344,938	7,055,815
*	Franklin Small-Mid Cap Growth Fund	Mutual Fund	11,501,416	13,441,704
*	Franklin U.S. Government Securities Fund	Mutual Fund	21,099,541	20,326,516
*	Franklin Utilities Fund	Mutual Fund	4,373,676	5,652,322
*	Franklin MicroCap Value Fund	Mutual Fund	1,785,851	3,542,736
*	Mutual Beacon Fund	Mutual Fund	17,146,776	20,800,664
*	Mutual Discovery Fund	Mutual Fund	21,147,004	27,765,688
*	Mutual European Fund	Mutual Fund	15,218,856	20,851,701
*	Sweep Money Market Portfolio	Cash	1,644,203	1,664,203
*	Templeton Developing Markets Trust	Mutual Fund	19,631,954	31,131,465
*	Templeton Dragon Fund, Inc.	Mutual Fund	5,785,414	8,883,716
*	Templeton Foreign Fund	Mutual Fund	11,695,181	15,946,952
*	Templeton Global Smaller Companies Fund	Mutual Fund	6,991,406	8,776,350
*	Templeton Growth Fund, Inc.	Mutual Fund	33,581,241	42,625,164
*	Templeton International Smaller Companies Fund	Mutual Fund	2,707,036	5,695,604
*	Templeton World Fund	Mutual Fund	12,331,869	14,911,063
*	Franklin Resources Inc Stock Fund – Common Stock	Stock	30,233,731	99,408,421
	Loan Fund	Participant Loans-various rates	10,058,684	10,058,684
		Total	$374,680,665	$528,856,260
* Represents a party-in-interest to the Plan

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: March 29, 2006	FRANKLIN TEMPLETON PROFIT SHARING 401(k) PLAN
/s/ Sharon Geary
By: Sharon Geary Title: Vice-President HR Corporate Services Authorized Representative of the Plan

15

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

16